The Securities & Exchange
Commissi[redacted]
Division c
100, F. St
Washingtc
U.S.A.

07026127

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
**State Bank of India**

*With you - all the way*


**शेयर आणि रोखे विभाग,**
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

**शेयर एवं बांड विभाग,**
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

**Shares & Bonds Department**
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888


SEC MAIL RECEIVED PROCESSING
AUG 1 6 2007
SECTION

# FILE NO. 82.4524

**INFORMATION SUBMITTED UNDER RULE 12g3-2(b)**

Letter No.CO/S&B/SKT/2007/ 2050 Date: 30th July 2007

BEST AVAILABLE COPY

Dear Sir,

**STATE BANK OF INDIA**
**GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104**
**CHANGE IN DIRECTORS**

We enclose for your information a copy of our letter No.CO/S&B/SKT/2007/2045 dated the 30th July 2007 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

SUPPL

PROCESSED
AUG 2 3 2007
THOMSON
FINANCIAL

dlw 8/22

*हिंदी में पत्राचार का हम स्वागत करते हैं * कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

Bombay Stock Exchange Ltd.,

25th Floor, Dalal Street,
Mumbai - 400 001.

भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

**Shares & Bonds Department**
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

Letter No.CO/S&B/SKT/2007/2045

Date: 30th July 2007

Dear Sir,

FILE NO. 82.4524

**LISTING AGREEMENT : CHANGE IN DIRECTORS**
**CLAUSE NO.30**

In terms of Clause 30 of the Listing Agreement, we advise that the Central Government, has clarified that consequent upon nomination of Dr. Deva Nand Balodhi and Prof. Salahuddin Ansari as directors on the Central Board of Directors of State Bank of India for a period of three years, Shri Arun Singh and Shri Rajiv Pandey who were appointed on the Central Board w.e.f. 25.07.2003 and 23.01.2004 respectively ceases to be a Member of the Central Board.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

*हिंदी में पत्राचार का हम स्वागत करते हैं *कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

*With you - all the way*

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

**Shares & Bonds Department**
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

The Securities & Exchange Commission,
Division of Corporate Finance,
100, F. Street, N.E.,
Washington D.C. 20549
U.S.A.



**FILE NO. 82.4524**

Letter No.CO/S&B/SKT/2007/ 2036

Date: 28.07.2007

**INFORMATION SUBMITTED UNDER RULE 12g3-2(b)**

Dear Sir,

**STATE BANK OF INDIA**
**GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104**
**LISTING AGREEMENT**
**REVIEWED (UNAUDITED) FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2007**

We enclose for your information a copy of our letter No.CO/S&B/SKT/2007/2025 dated the July 28, 2007 addressed to Bombay Stock Exchange Ltd., Mumbai alongwith a copy of the reviewed (unaudited) financial results for quarter ended 30th June 2007.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

*With you - all the way*

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

FILE NO. 82.4524

Letter No.CO/S&B/SKT/2007/2025

Date: 28.07.2007

Dear Sir,

**LISTING AGREEMENT**
**REVIEWED (UNAUDITED) FINANCIAL RESULTS FOR THE QUARTER ENDED 30$^{TH}$ JUNE, 2007**

In terms of Clause 41 of the Listing Agreement with the Exchange, we forward herewith a copy of the reviewed (unaudited) financial results of the Bank for the quarter ended the 30$^{th}$ June, 2007, taken on record by the Central Board of the Bank at its meeting held on date.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
Encl. as above

*हिंदी में पत्राचार का हम स्वागत करते हैं *कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

FILE NO. 82.4524

# STATE BANK OF INDIA

Central Office, Mumbai - 400 021.

## UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE 2007

(Rs.in crores)

| | Particulars | State Bank of India | | | State Bank of India (Consolidated) | | |
|---|---|---|---|---|---|---|---|
| | | Quarter ended | | Year ended | Quarter ended | | Year ended |
| | | 30.06.2007 (Reviewed) | 30.06.2006 (Reviewed) | 31.03.2007 (Audited) | 30.06.2007 (Reviewed) | 30.06.2006 (Reviewed) | 31.03.2007 (Audited) |
| 1 | Interest Earned (a) + (b) + (c) + (d) | 11386.61 | 8867.20 | 39491.03 | 16754.86 | 12829.41 | 67237.76 |
| | (a) Interest/discount on advances/bills | 7988.52 | 5462.35 | 24839.18 | 11851.26 | 7999.05 | 36832.81 |
| | (b) Income on Investments | 2894.36 | 2940.21 | 11492.99 | 4305.95 | 4262.93 | 16826.11 |
| | (c) Interest on balances with Reserve Bank of India and other interbank funds | 497.06 | 444.33 | 2719.61 | 577.22 | 513.39 | 3122.94 |
| | (d) Others | 6.57 | 10.31 | 439.25 | 20.43 | 54.04 | 455.90 |
| 2 | Other Income | 842.58 | 709.59 | 5769.25 | 2127.82 | 1289.56 | 11139.07 |
| | (A) TOTAL INCOME (1+2) | 12229.09 | 9566.79 | 45260.28 | 18882.68 | 14118.97 | 68376.83 |
| 3 | Interest Expended | 6889.12 | 4946.59 | 23436.82 | 10447.44 | 7268.95 | 33982.76 |
| 4 | Operating Expenses (e) + (f) | 2978.51 | 2814.58 | 11823.52 | 5085.45 | 4231.80 | 20001.78 |
| | (e) Payments to and provisions for employees | 2026.37 | 1924.29 | 7932.58 | 2773.85 | 2611.91 | 10597.46 |
| | (f) Other Operating Expenses | 952.14 | 890.29 | 3890.94 | 2311.60 | 1619.89 | 9404.32 |
| | (B) TOTAL EXPENDITURE (3) + (4) (excluding Provisions and Contingencies) | 9867.63 | 7761.17 | 35260.34 | 15532.89 | 11500.75 | 53984.53 |
| | (C) OPERATING PROFIT (A - B) (Profit before Provisions and Contingencies) | 2361.46 | 1805.62 | 9999.94 | 3349.79 | 2618.22 | 14392.30 |
| | (D) Provisions and Contingencies (net of write-back) | 159.37 | 251.14 | 2409.64 | 387.45 | 667.24 | 3614.93 |
| | — of which provisions for Non-performing assets | 506.28 | 171.55 | 1429.50 | 708.19 | 288.10 | 1775.89 |
| | (E) Provision for Taxes | 776.28 | 755.91 | 3048.99 | 1038.70 | 924.60 | 4157.57 |
| | — of which provisions for Fringe Benefit Tax (FBT) | 26.00 | 92.50 | 88.50 | 38.14 | 44.20 | 124.76 |
| | (F) NET PROFIT (C - D - E) | 1425.81 | 798.57 | 4541.31 | 1923.64 | 1026.38 | 6619.80 |
| | (G) NET PROFIT AFTER MINORITY INTEREST | | | | 1861.66 | 963.01 | 6364.38 |
| 5 | Paid-up equity Share Capital | 526.30 | 526.30 | 526.30 | 526.30 | 526.30 | 526.30 |
| 6 | Reserves excluding revaluation reserves (as per balance sheet of previous accounting year) | 30503.66 | 27117.79 | 30503.66 | 41691.86 | 35580.41 | 41691.86 |
| 7 | Analytical Ratios | | | | | | |
| | (i) Percentage of shares held by Government of India | 59.73% | nil | nil | nil | nil | nil |
| | (ii) Capital Adequacy Ratio | 13.13% | 11.97% | 12.34% | | | 12.36% |
| | (iii) Earnings per Share (in Rs.) | 27.09 (not annualised) | 15.17 (not annualised) | 86.29 | 35.37 (not annualised) | 18.30 (not annualised) | 120.93 |
| | (iv) (a) Amount of gross non-performing assets | 10757.67 | 9720.70 | 9998.22 | | | |
| | (b) Amount of net non-performing assets | 5504.61 | 4632.61 | 5257.73 | | | |
| | (c) % of gross NPAs | 3.13% | 3.64% | 2.92% | | | |
| | (d) % of net NPAs | 1.62% | 1.84% | 1.56% | | | |
| | (v) Return on Assets (Annualised) | 0.94% | 0.64% | 0.84% | | | |
| 8 | Aggregate Non promoters' Shareholding | | | | | | |
| | ... No. of shares | 211959678 | 211959678 | 211959678 | | | |
| | ..... % of shareholding | 40.27% | 40.27% | 40.27% | | | |

## Unaudited Segment-wise Revenue, Results and Capital Employed

(Rs.in crores)

| | | Particulars | Quarter ended | | Year ended |
|---|---|---|---|---|---|
| | | | 30.06.2007 (Reviewed) | 30.06.2006 (Reviewed) | 31.03.2007 (Audited) |
| 1 | | Segment Revenue (income) | | | |
| | a | Banking Operations | 12848.40 | 9597.84 | 44472.16 |
| | b | Treasury Operations | 2319.17 | 2575.64 | 11464.20 |
| | | Total | 15167.57 | 12173.48 | 55936.36 |
| | | Less : Inter Segment Revenue | 2938.48 | 2606.69 | 10739.92 |
| | | Net Income from Operations | 12229.09 | 9566.79 | 45196.44 |
| 2 | | Segment Results (Profit before tax) | | | |
| | a | Banking Operations | 2885.37 | 1862.75 | 8706.06 |
| | b | Treasury Operations | -316.71 | -147.01 | 117.73 |
| | | Total | 2568.66 | 1715.74 | 8823.79 |
| | | Add/Less unallocated | 366.57 | 161.26 | -1233.98 |
| | | Profit before Tax | 2202.09 | 1554.48 | 7689.81 |
| | | Less : Income Tax (including FBT) | 776.28 | 755.91 | 3048.50 |
| | | Net Profit | 1425.81 | 798.57 | 4641.31 |
| 3 | | Segment Assets | | | |
| | a | Banking Operations | 428911.94 | 219714.80 | 428911.94 |
| | b | Treasury Operations | 206373.26 | 382211.31 | 206373.26 |
| | c | Unallocated | 2539.32 | 2583.13 | 2539.32 |
| | | Less : Eliminations | 71259.28 | 110480.29 | 71259.28 |
| | | Total | 566565.24 | 494028.96 | 566565.24 |
| 4 | | Segment Liabilities | | | |
| | a | Banking Operations | 401013.33 | 216599.31 | 401013.33 |
| | b | Treasury Operations | 202973.32 | 357682.71 | 202973.32 |
| | c | Unallocated | 18018.85 | 812.08 | 18018.85 |
| | | Less : Eliminations | 86738.62 | 108709.24 | 86738.62 |
| | | Total | 535266.88 | 466384.86 | 535266.88 |

( Segment Assets and Liabilities are as on 31st March of the previous year )

मुंबई S.B.I. C C Mumbai
के. ले. एवं ब. विभाग S & B Deptt.

1 The working results for the quarter ended 30th June 2007 have been arrived at after considering provisions for NPAs, Gratuity, Pension, Leave Encashment, Investment Depreciation, Income Tax (after adjustment for deferred tax), Wealth Tax, Fringe Benefit Tax (FBT) and Other Contingencies on an estimated basis

2 Pending issuance of a limited revision of AS-15 (Revised 2005) by the ICAI relating to transitional provisions, the Bank has deferred compliance of AS-15 (Revised 2005) and has made adequate provisions as per AS-15 (1995).

3 During the quarter, the Bank has made an additional provision of Rs.200/- crores, over and above the RBI norms, towards non-performing advances as a measure of risk mitigation

4 As required by RBI, the Bank has deducted the amortization of premium on Government Securities (which was earlier included in 'Other Provisions and Contingencies') from 'Other Income'. Prior period figures have been reclassified to conform to the current classification

5 During the quarter, the Bank has acquired 7300 shares of its subsidiary Indian Ocean International Bank Ltd. (IOIB) Mauritius, increasing its stake in IOIB from 56.84% to 56.89%.

6 During the quarter, the Bank has raised USD 225 million (Rs.915.86 crores) as Hybrid Tier I Capital in the form of Perpetual Non Call 2017 Bonds

7 During the quarter, the entire share holding of Reserve Bank of India in State Bank of India (aggregating 31,43,39,200 equity shares (59.73%), with a face value of Rs. 10/- each) has been transferred to the Central Government.

8 During the quarter, the Bank has shifted SLR investments having aggregate Face Value of Rs.9081.57 crores (quarter ended June '06 – Rs.9400 crores) from 'Available for Sale' (AFS) category to 'Held to Maturity' (HTM) category, resulting in a net revaluation loss of Rs.297.67 crores (quarter ended June, 2006 – Rs.225.73 crores).

9 Number of Investors Complaints received and disposed of during the quarter ended 30th June, 2007 : (i) Pending at the beginning of the quarter 75. (ii) Received during the quarter 1294. (iii) Disposed of during the quarter 1282. (iv) Lying unresolved at the end of the quarter 87

10 Previous period figures have been regrouped/reclassified, wherever necessary, to conform to current period classification.

The above results have been taken on record by the Central Board of the Bank on the 28th July 2007 and were subjected to Review by the Auditors

Mumbai
Date : 28th July, 2007

T. S. BHATTACHARYA
Managing Director & Group Executive
(Corporate Banking)

O. P. BHATT
CHAIRMAN

The Securities & Exchange Commission,
Division of Corporate Finance,
100, Fifth Street, N.E.,
Washington D.C. 20549
U.S.A.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India
*With you - all the way*

**शेयर आणि रोखे विभाग,**
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

**शेयर एवं बांड विभाग,**
केन्द्रीय कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

**Shares & Bonds Department**
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888



Letter No. CO/S&B/SKT/2007/ 2167

Date: 10.08.2007

FILE NO. 82.4524

**INFORMATION SUBMITTED UNDER RULE 12g3-2(b)**

Dear Sir,

**STATE BANK OF INDIA**
**GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104**

We enclose for your information a copy of our letter No.CO/S&B/SKT/2007/2159 dated the August 10, 2007 addressed to Bombay Stock Exchange, Mumbai alongwith a copy of Limited Review.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

The Executive Director,
Bombay Stock Exchange,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

Letter No. CO/S&B/SKT/2007/2159

Date: 10.08.2007

Dear Sir,

**LISTING AGREEMENT : LIMITED REVIEW OF UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED - 30TH JUNE, 2007**

In terms of Clause 41 of the Listing Agreement we forward herewith a copy of the Limited Review report of unaudited financial results of the Bank for the quarter ended the 30th June, 2007, by the Auditors.

2. Kindly acknowledge receipt.

S.B.I. C C Mumbai
S & B Deptt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

*हिंदी में पत्राचार का हम स्वागत करते हैं *कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

S.B.I. C C Mumbai
S&B Deptt.

in accordance with the relevant prudential norms issued by the Reserve Bank of India in respect of income recognition, asset classification, provisioning and other related matters.

M. M. Nissim & Co.,
Chartered Accountants

Sanjay Khemani
Partner : M.No. 044577

Khandelwal & Jain & Co.,
Chartered Accountants

Shivratan Agarwal
Partner : M.No. 104180

R G N Price & Co.,
Chartered Accountants

P. M. Veeramani
Partner : M.No. 023933

S. K. Mittal & Co.,
Chartered Accountants

S. K. Chopra
Partner : M.No. 014907

Vinay Kumar & Co.,
Chartered Accountants

V. K. Aglawal
Partner : M.No. 013795

D. P. Sen & Co.,
Chartered Accountants

P. L. Sarkar
Partner : M.No. 051043

Laxminiwas & Jain,
Chartered Accountants

B. Ramesh Kumar
Partner : M.No. 200304

Chaturvedi & Co.,
Chartered Accountants

S. N. Chaturvedi
Partner : M.No. 040479

Jain Kapila Associates
Chartered Accountants

D. K. Kapila
Partner : M.No. 016905

Datta Singla & Co.,
Chartered Accountants

Sandeep Datta
Partner : M.No. 092413

M Choudhury & Co.,
Chartered Accountants

D. Choudhury
Partner : M.No. 052066

G. M. Kapadia & Co.,
Chartered Accountants

Rajen Ashar
Partner : M.No. 048243

Vardhaman & Co.,
Chartered Accountants

V. Baskaran
Partner : M.No. 012202

Mumbai,
28th July 2007.

S.B.I. C C Mumbai S & B Deptt.

# STATE BANK OF INDIA

## UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE 2007

(Rs.in crores)

| | Particulars | Quarter ended 30.06.2007 (Reviewed) | Quarter ended 30.06.2006 (Reviewed) | Year ended 31.03.2007 (Audited) |
|---|---|---|---|---|
| 1 | Interest Earned (a) + (b) + (c) + (d) | 11386.51 | 8857.20 | 39491.03 |
| | (a) Interest/discount on advances/bills | 7988.52 | 5462.35 | 24839.18 |
| | (b) Income on Investments | 2894.36 | 2940.21 | 11492.99 |
| | (c) Interest on balances with Reserve Bank of India and other interbank funds | 497.06 | 444.33 | 2719.61 |
| | (d) Others | 6.57 | 10.31 | 439.25 |
| 2 | Other Income | 842.58 | 709.59 | 5769.25 |
| | (A) TOTAL INCOME (1+2) | 12229.09 | 9566.79 | 45260.28 |
| 3 | Interest Expended | 6889.12 | 4946.59 | 23436.82 |
| 4 | Operating Expenses (e) + (f) | 2978.51 | 2814.58 | 11823.52 |
| | (e) Payments to and provisions for employees | 2026.37 | 1924.29 | 7932.58 |
| | (f) Other Operating Expenses | 952.14 | 890.29 | 3890.94 |
| | (B) TOTAL EXPENDITURE (3) + (4) (excluding Provisions and Contingencies) | 9867.63 | 7761.17 | 35260.34 |
| | (C) OPERATING PROFIT (A - B) (Profit before Provisions and Contingencies) | 2361.46 | 1805.62 | 9999.94 |
| | (D) Provisions and Contingencies (net of write-back) | 159.37 | 251.14 | 2409.64 |
| | — of which provisions for Non-performing assets | 506.28 | 171.55 | 1429.50 |
| | (E) Provision for Taxes | 776.28 | 755.91 | 3048.99 |
| | — of which provisions for Fringe Benefit Tax (FBT) | 26.00 | 92.50 | 88.50 |
| | (F) NET PROFIT (C - D - E) | 1425.81 | 798.57 | 4541.31 |
| 5 | Paid-up equity Share Capital | 526.30 | 526.30 | 526.30 |
| 6 | Reserves excluding revaluation reserves (as per balance sheet of previous accounting year) | 30503.66 | 27117.79 | 30503.66 |
| 7 | Analytical Ratios | | | |
| | (i) Percentage of shares held by Government of India | 59.73% | nil | nil |
| | (ii) Capital Adequacy Ratio | 13.13% | 11.97% | 12.34% |
| | (iii) Earnings per Share (in Rs.) | 27.09 (not annualised) | 15.17 (not annualised) | 86.29 |
| | (iv) (a) Amount of gross non-performing assets | 10757.57 | 9720.70 | 9998.22 |
| | (b) Amount of net non-performing assets | 5504.61 | 4832.61 | 5257.73 |
| | (c) % of gross NPAs | 3.13% | 3.64% | 2.92% |
| | (d) % of net NPAs | 1.62% | 1.84% | 1.56% |
| | (v) Return on Assets (Annualised) | 0.94% | 0.64% | 0.84% |
| 8 | Aggregate Non Promoters' Shareholding | | | |
| | ..... No. of shares | 211959678 | 211959678 | 211959678 |
| | ..... % of shareholding | 40.27% | 40.27% | 40.27% |

## Unaudited Segment-wise Revenue, Results and Capital Employed

(Rs.in crores)

| | | Particulars | Quarter ended 30.06.2007 (Reviewed) | Quarter ended 30.06.2006 (Reviewed) | Year ended 31.03.2007 (Audited) |
|---|---|---|---|---|---|
| 1 | | Segment Revenue (income) | | | |
| | a | Banking Operations | 12848.40 | 9597.84 | 44472.16 |
| | b | Treasury Operations | 2319.17 | 2575.64 | 11464.20 |
| | | Total | 15167.57 | 12173.48 | 55936.36 |
| | | Less : Inter Segment Revenue | 2938.48 | 2606.69 | 10739.92 |
| | | Net Income from Operations | 12229.09 | 9566.79 | 45196.44 |
| 2 | | Segment Results (Profit before tax) | | | |
| | a | Banking Operations | 2885.37 | 1862.75 | 8706.06 |
| | b | Treasury Operations | -316.71 | -147.01 | 117.73 |
| | | Total | 2568.66 | 1715.74 | 8823.79 |
| | | Add / Less : Unallocated | 366.57 | 161.26 | -1233.98 |
| | | Profit before Tax | 2202.09 | 1554.48 | 7589.81 |
| | | Less : Income Tax (including FBT) | 776.28 | 755.91 | 3048.50 |
| | | Net Profit | 1425.81 | 798.57 | 4541.31 |
| 3 | | Segment Assets | | | |
| | a | Banking Operations | 428911.94 | 219714.80 | 428911.94 |
| | b | Treasury Operations | 206373.26 | 382211.31 | 206373.26 |
| | c | Unallocated | 2539.32 | 2583.13 | 2539.32 |
| | | Less : Eliminations | 71259.28 | 110480.29 | 71259.28 |
| | | Total | 566565.24 | 494028.95 | 566565.24 |
| 4 | | Segment Liabilities | | | |
| | a | Banking Operations | 401013.33 | 216599.31 | 401013.33 |
| | b | Treasury Operations | 202973.32 | 357682.71 | 202973.32 |
| | c | Unallocated | 18018.85 | 812.08 | 18018.85 |
| | | Less : Eliminations | 86738.82 | 108709.24 | 86738.82 |
| | | Total | 535266.68 | 466384.86 | 535266.68 |

( Segment Assets and Liabilities are as on 31st March of the previous year )

S.B.I. C C Mumbai S & B Deptt.

Notes :

1. The working results for the quarter ended 30th June 2007 have been arrived at after considering provisions for NPAs, Gratuity, Pension, Leave Encashment, Investment Depreciation, Income Tax (after adjustment for deferred tax), Wealth Tax, Fringe Benefit Tax (FBT) and Other Contingencies on an estimated basis.

2. Pending issuance of a limited revision of AS-15 (Revised 2005) by the ICAI relating to transitional provisions, the Bank has deferred compliance of AS-15 (Revised 2005) and has made adequate provisions as per AS-15 (1995).

3. During the quarter, the Bank has made an additional provision of Rs.200/- crores, over and above the RBI norms, towards non-performing advances as a measure of risk mitigation.

4. As required by RBI, the Bank has deducted the amortization of premium on Government Securities (which was earlier included in 'Other Provisions and Contingencies') from 'Other Income'. Prior period figures have been reclassified to conform to the current classification.

5. During the quarter, the Bank has acquired 7300 shares of its subsidiary Indian Ocean International Bank Ltd. (IOIB) Mauritius, increasing its stake in IOIB, Ltd. from 56.84% to 56.89%.

6. During the quarter, the Bank has raised USD 225 million (Rs.915.86 crores) as Hybrid Tier I Capital in the form of Perpetual Non Call 2017 Bonds.

7. During the quarter, the entire share holding of Reserve Bank of India in State Bank of India [aggregating 31,43,39,200 equity shares (59.73%), with a face value of Rs. 10/- each] has been transferred to the Central Government.

8. During the quarter, the Bank has shifted SLR investments having aggregate Face Value of Rs.9081.57 crores (quarter ended June '06 – Rs.9400 crores) from 'Available for Sale' (AFS) category to 'Held to Maturity' (HTM) category, resulting in a net revaluation loss of Rs.297.67 crores (quarter ended June, 2006 – Rs.225.73 crores).

9. Previous period figures have been regrouped/reclassified, wherever necessary, to conform to current period classification.

The above results have been taken on record by the Central Board of the Bank on the 28th July 2007 and were subjected to Review by the Auditors.

T. S. BHATTACHARYA
Managing Director & GE (CB)

O. P. BHATT
Chairman

BEST AVAILABLE COPY

In terms of our Review Report of even date.

**M. M. Nissim & Co.,**
**Chartered Accountants**
Sanjay Khemani
Partner : M.No. 044577

**Khandelwal & Jain & Co.,**
**Chartered Accountants**
Shivratan Agarwal
Partner : M.No. 104180

**R G N Price & Co.,**
**Chartered Accountants**
P. M. Veeramani
Partner : M.No. 023933

**S. K. Mittal & Co.,**
**Chartered Accountants**
S. K. Chopra
Partner : M.No. 014907

**Vinay Kumar & Co.,**
**Chartered Accountants**
V. K. Agrawal
Partner : M.No. 013795

**D. P. Sen & Co.,**
**Chartered Accountants**
P. L. Sarkar
Partner : M.No. 051043

**Laxminiwas & Jain,**
**Chartered Accountants**
B. Ramesh Kumar
Partner : M.No. 200304

**Chaturvedi & Co.,**
**Chartered Accountants**
S. N. Chaturvedi
Partner : M.No. 040479

**Jain Kapila Associates,**
**Chartered Accountants**
D. K. Kapila
Partner : M.No. 016905

**Datta Singla & Co.,**
**Chartered Accountants**
Sandeep Datta
Partner : M.No. 092413

**M Choudhury & Co.,**
**Chartered Accountants**
D. Choudhury
Partner : M.No. 052066

**G. M. Kapadia & Co.,**
**Chartered Accountants**
Rajen Ashar
Partner : M.No. 048243

**Vardhaman & Co.,**
**Chartered Accountants**
V. Baskaran
Partner : M.No. 012202

Mumbai,
[illegible] 2007.

S.B.I C C Mumbai

## LIMITED REVIEW REPORT OF UNAUDITED FINANCIAL RESULTS OF STATE BANK OF INDIA FOR THE QUARTER ENDED 30TH JUNE 2007

We, the undersigned Auditors, have reviewed the accompanying statement of unaudited financial results of State Bank of India for the quarter ended June 30, 2007. This statement is the responsibility of the Bank's Management.

2 The financial results incorporate the relevant returns of **42** branches reviewed by us, **695** branches reviewed by the Bank's Concurrent Auditors, **13** Foreign Offices reviewed by Local Auditors and unreviewed returns in respect of **8844** branches (including 21 Foreign Offices). In the conduct of our review, in addition to **42** branches reviewed by us, we have taken note of the review reports in respect of non-performing assets received from the Bank's Concurrent Auditors of domestic branches and local auditors of foreign offices aggregating to **708** branches / offices. This review covers **58.57%** of the advances portfolio excluding outstandings of asset recovery branches and food credit advance of the bank. Further, this review also covers **53.25%** of Non Performing Advances (NPAs) as on June 30, 2007.

3 A review of interim financial information consists principally of applying analytical procedures for financial data and making enquiries from persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an audit opinion.

4. Based on our review conducted as above, and subject to (i) non compliance of AS 15 (Revised 2005) for the reasons stated in note no. 2, the effect of which remains to be ascertained (ii) creation of additional provisions of Rs.200/- crores towards NPAs, as stated in note no. 3, which has resulted into operating profit for the quarter being lower by Rs.200/- crores and net profit for the quarter being lower by Rs.132.02 crores, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement or that it has not been prepared

S.B.I. C C Mumbai S & B Deptt.

END